Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

October 4, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Ann Dobelbower, Ms. Christina Fettig

RE:	Deutsche Investment Trust (File No. 811-00043) (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-220129)

Dear Ms. Dobelbower and Ms. Fettig:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on September 20, 2017 regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”). The Registration Statement contemplates the merger of Deutsche Small Cap Value Fund, a series of Deutsche Value Series, Inc. (“Small Cap Value”), into Deutsche Small Cap Core Fund, a series of the Registrant (“Small Cap Core” and with Small Cap Value, the “Funds”).

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Staff’s comments and making other updates. We currently intend to file an amendment to the Registration Statement today, October 4, 2017, or as soon as possible thereafter.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: In the Q&A, in the response to the question “Why did DIMA propose the merger for my Fund?” please consider revising language referencing the “relative underperformance” of Small Cap Value.

Response: The disclosure has been modified to include additional discussion of how Fund performance affected DIMA’s merger proposal.

2.	Comment: In the Q&A, in the response to the question “Why did DIMA propose the merger for my Fund?,” please add disclosure that the acquiring fund currently has higher gross expenses than the acquired fund and that the lower net expenses of the acquiring fund are the result of a recently lowered expense limitation arrangement.

Response: The disclosure has been modified to include additional discussion regarding expenses.

3.	Comment: In the Q&A item regarding investment objectives of the funds, please consider including discussion comparing and contrasting the two funds.

Response: Additional disclosure has been added.

4.	Comment: In the Q&A, under the question that addresses the tax consequences of the merger, please quantify the estimated capital gains distribution in total dollars and in per share amounts.

Response: The disclosure regarding tax consequences of the merger has been updated, with estimated capital gains disclosed in total dollars and in per share amounts.

5.	Comment: In the Q&A, under the question that addresses what happens if the merger is not approved, please elaborate on the options that may be considered by the Board.

Response: Additional disclosure has been added.

6.	Comment: In the “Message from the Fund’s President,” please discuss, if applicable, whether the Board considered merging Small Cap Value with a fund outside of the Deutsche Funds complex.

Response: While the Board did consider several options, merger with a fund outside the Deutsche Funds complex was not discussed with the Board. Therefore, no change ahs been made to the disclosure.

7.	Comment: Please confirm supplementally that the fees presented in the Annual Fund Operating Expenses Table represent current fees, in accordance with Item 3 of Form N-14.

Response: The fees, as included in the revised table, represent current fees in accordance with Item 3 of Form N-14.

8.	Comment: In the Annual Fund Operating Expenses Table, please include fee waivers in the expense table only if they will be in effect for at least one year following the date of the Prospectus/Proxy Statement.

Response: The fee waiver has been extended and will be effective for at least one year from the effective date of the Prospectus/Proxy Statement.

9.	Comment: In the Annual Fund Operating Expenses table, please disclose whether the noted fee waivers are subject to recoupment if applicable.

Response: The fee waivers noted in the table are not subject to recoupment.

10.	Comment: In the Expense Examples table, please clarify the numbers included for the 5-year period for the combined fund.

Response: The figures for Class S and Institutional Class have been corrected.

11.	Comment: The discussion of Principal Risks includes a chart setting out the risks of Small Cap Value and Small Cap Core. Please consider, if applicable, adding a column showing risks that will be applicable to the combined fund.

Response: We have not added a third column to the chart because the post-merger risks of Small Cap Core will not change significantly from the pre-merger risks. We note that the disclosure includes a discussion of the one material change to the post-merger risks (the addition of “foreign investment risk”).

12.	Comment: In the capitalization table (a) please clarify the number representing net assets for Class C of Small Cap Value; and (b) the only pro-forma adjustment that should be shown is for the one-time merger costs.

Response: Disclosure has been revised to correct the number representing net assets for Class C of Small Cap Value and the pro-forma adjustment on the capitalization table has been updated to include only the one-time merger costs.

13.	Comment: Please confirm that disclosure of the costs of the proxy solicitor’s services is included in the Prospectus/Proxy Statement.

Response: Discussion of the costs of the proxy solicitation service is included under “Solicitation of Proxies and Proxy Costs” in the “Voting at the Shareholder Meeting and Other Information” section.

14.	Comment: In the pro-forma financial statements included as part of the Merger SAI, the only pro-forma adjustment that should be shown on the Statement of Assets and Liabilities is the one-time merger costs.

Response: The pro-forma Statement of Assets and Liabilities has been updated to include only the one-time merger costs.

15.	Comment: Please add to the Notes to the pro-forma financial statements a discussion regarding the re-positioning of portfolio assets in connection with the merger (% of portfolio to be re-positioned, capital gains effects, brokerage costs) and a discussion of the allocation of re-organization costs.

Response: The Notes to the pro-forma financial statements have been updated to include a discussion regarding the re-positioning of portfolio assets in connection with the merger.

16.	Comment: Please file Consents from the auditors to both Small Cap Core and Small Cap Value.

Response: Consents from both auditors will be included as an Exhibit in the pre-effective amendment filing.

17.	Comment: An opinion of counsel must be filed prior to effectiveness of the Prospectus/Proxy Statement.

Response: An opinion of counsel will be included as an Exhibit in the pre-effective amendment filing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Counsel

cc: John Marten, Vedder Price P.C.